

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Salman Khan
Chief Financial Officer
Marathon Digital Holdings, Inc.
101 NE Third Avenue, Suite 1200
Fort Lauderdale, FL 33301

   Re: Marathon Digital Holdings, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Form 10-Q for the Quarterly Period Ended September 30, 2023
     File No. 001-36555

Dear Salman Khan:

  We have reviewed your November 20, 2023 response to our comment letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

Form 10-K for the Fiscal Year ended December 31, 2022

Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenues from Contracts with Customers, page 69

1. We continue to evaluate your responses to prior comments regarding your revenue recognition policy and may have further comments.

Form 10-Q for the Quarterly Period Ended September 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

2. We note the disclosure of your share of available miner rewards in your press release included on Form 8-K submitted on November 8, 2023. In addition, we note your

disclosure of the number of blocks won in your announcements of Bitcoin production and mining operation updates starting for November 2023, in addition to transaction fees as a percentage of total in your announcement for December 2023. Tell us what consideration you gave to discussing and analyzing these metrics in your periodic reports as statistical measure that enhance an understanding of your financial condition, cash flows and other changes in financial condition and results of operations. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

3.   You indicate that the increase in revenues for the nine months ended September 30, 2023 as compared to the prior-year period was partially offset by a decrease in revenue resulting from lower bitcoin prices in the current year period. Please clarify this explanation in light of your disclosure that bitcoin prices have generally been increasing during the current year period.

4.   We note your discussion of the changes in cost of revenues – energy, hosting and other in the three and nine months ended September 30, 2023 compared to the prior interim periods indicating that the changes were driven by the impact of bitcoin production and production costs. The tables that follow appear to indicate that these costs relate to production activity and unit costs, respectively. Please elaborate on what these factors represent and clarify the underlying reasons for the changes in each period.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 38

5.   Please revise to include an assessment of disclosure controls and procedures as of September 30, 2023.

    Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Larry Spirgel at 202-551-3815 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Jolie Kahn